UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 20, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES LAUNCH OF NEW PRODUCTION LINE AT BELORETSK METALLURGICAL PLANT
Beloretsk, Russia – December 20, 2010 – Mechel OAO (NYSE: MTL), one of the
leading Russian mining and steel companies, announces the launch of a new production line for steel electrode copper-coated wire on December 18 at its
Beloretsk Metallurgical Plant (BMP) subsidiary.
The commissioning ceremony was attended by Plenipotentiary Presidential
Representative in the Volga Federal District Grigory Rapota, President of the
Republic of Bashkortostan Rustem Khamitov, Deputy Prime Minister of the Republic
of Bashkortostan Yuri Pustovgarov, Mechel OAO’s Chairman of the Board of
Directors Igor Zyuzin, BMP’s Managing Director Viktor Kamelin and other guests.
At the ceremony, held in the plant’s workshop №6, Plenipotentiary Presidential
Representative in the Volga Federal District Mr. Rapota and President of the
Republic of Bashkortostan Mr. Khamitov congratulated the metallurgists with the event. Mr. Rapota noted that the plant not only did not yield its positions during the crisis, but strengthened them.
After Mr. Rapota, Mr. Khamitov and Mr. Zyuzin launched the new line by pressing a symbolic button, Mr. Kamelin described the line’s new technology and advised the plant’s guests of its production’s qualities and applications. As the guests watched, the first meters of copper-coated wire were produced and packaged.
The new production line can produce annually 7.9 thousand tonnes, including 4.2 thousand tonnes of 0.8- to 2.0-mm steel electrode copper-coated wire and 3.7 thousand tonnes of 3.0-mm bright wire.
“The steel electrode wire is in steady demand and is used in construction, energy, automobile, oil and gas industries. The Beloretsk Metallurgical Plant has proved itself as a reliable supplier of copper-coated wire. With this launch, the enterprise will boost its presence on the hardware market,” Mechel
OAO’s Chairman of the Board of Directors Igor Zyuzin noted.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 21, 2010	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO